UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-16485

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KRISPY KREME DOUGHNUTS, INC.
370 KNOLLWOOD STREET, SUITE 500
WINSTON-SALEM, NC 27103

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Index
December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4–8

Supplemental Schedule*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005	9

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
214 North Tryon Street
Suite 3600
Charlotte, NC 28202
Telephone (704) 344-7500
Facsimile (704) 344-4100

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Krispy Kreme Doughnut Corporation
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note 1 to the financial statements, contributions to the Employer Stock Fund were suspended effective November 2005. In addition, the Company has settled a purported class action lawsuit as described in Note 6.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 14, 2007

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Cash	$90,089	$-
Investments, at fair value (Note 3)	21,462,752	23,006,429
Contributions receivable
Employer	8,938	11,286
Employee	22,429	22,798
	31,367	34,084
Total assets	21,584,208	23,040,513
Liabilities
Excess contributions due to participants	140,440	92,021
Other liabilities	-	199,881
Total Liabilities	140,440	291,902
Net assets available for plan benefits	$21,443,768	$22,748,611

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Contributions
Employer	$787,765	$616,224
Employee	2,077,833	2,450,828
Rollovers	21,136	422,147
	2,886,734	3,489,199
Investment income
Interest and dividends	1,019,387	397,178
Net depreciation in fair value of investments	(810,702)	(1,914,972)
	208,685	(1,517,794)
Total additions	3,095,419	1,971,405
Deductions from net assets attributed to:
Benefits paid to participants	4,338,109	1,906,724
Administrative expenses	62,153	61,536
Total deductions	4,400,262	1,968,260
Net increase (decrease) in net assets	(1,304,843)	3,145
Net assets available for plan benefits:
Beginning of year	22,748,611	22,745,466
End of year	$21,443,768	$22,748,611

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	Description of the Plan

The following description of the Krispy Kreme Doughnut Corporation (the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code (“IRC”) which allows voluntary contributions by participants. The Plan is available to employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee
Branch Banking and Trust Company (the “Trustee”) is trustee and recordkeeper of the Plan for the years ended December 31, 2005 and 2004.

Administration
The Plan administrator is the Company.

Retirement
The normal retirement date is the day on which a participant attains the age of 65.

Contributions
Participants may make pre-tax salary reduction contributions to the Plan through payroll deductions not to exceed 100% of their eligible compensation, which consists of annual base salary plus the amount of any bonus or incentive award up to the annual IRS dollar limits. Participants may also make salary reduction contributions of up to 15% of their eligible compensation on an after-tax basis. The total amount of pre-tax and after-tax salary reduction contributions may not exceed 100% of eligible compensation. Effective August 1, 2004, the Company contributes 50% of the participant’s first 6% of contributions to the Plan.

The Company also makes contributions to participants’ accounts each pay period for participants who have waived group health insurance and medical benefit coverage, attained specified years of service levels, or elected to defer Company bonus payments to their account. These contributions per participant vary based on types of coverage waived and number of years of service.

During 2005 and 2004, the Plan was in violation of certain Internal Revenue Service (“IRS”) discrimination tests. The aggregate amount of excess contributions of $140,440 and $92,021 for the years ended December 31, 2005 and 2004, respectively, was recorded as excess contributions due to participants and was refunded to the participants in 2006 and 2005, respectively.

Participant Accounts
Participant accounts are maintained by the Trustee. Each participant’s retirement savings account is credited with the participant’s contribution, the Company’s contribution with respect to such participant and with Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account consisting of salary deferral, plan earnings and employer contributions.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

Vesting
Participants are immediately vested in the voluntary and Company contributions, plus any investment earnings (losses) thereon.

Withdrawals
Participants are entitled to withdraw all or a portion of their vested account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw vested benefits prior to age 59-1/2 subject to Internal Revenue Code penalties and only in the event of extreme economic hardship or termination of employment.

Participant Loans
A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant’s vested account balance. Each loan will bear interest at a rate not to exceed the prime interest rate plus one percent in effect on the date the loan is approved. There were $1,468,338 and $1,686,999 of loans receivable from participants at December 31, 2005 and 2004, respectively. Participant loans are due January 2006 through December 2009 with interest rates ranging from 4.00% to 9.50%.

Termination of the Plan
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, the amount allocable to each participant shall be paid in accordance with the provisions of the Plan.

Investment Options
A participant may direct employee and employer contributions to any of the mutual fund investments or Company stock as offered by the Plan. Effective November 2005, contributions to the Employer Stock Fund were suspended.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

Cash and Cash Equivalents
The Plan considers cash on hand, deposits in banks and all highly liquid debt instruments with a maturity of three months or less at date of acquisition to be cash and cash equivalents.

Valuation of Investments
The Plan’s investments are stated at fair value. Mutual funds are valued at the net asset value of the shares which are determined by quoted market prices. The value of the Krispy Kreme Doughnuts, Inc. common stock is determined by quoted market prices. Participant loans receivable are valued at cost which approximates fair value. Dividends and interest income are reinvested in the applicable funds.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and unrealized appreciation (depreciation) on those investments.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Expenses of the Plan
All expenses incurred in the administration of the Plan are paid from the Plan’s assets.

Payment of Benefits
Benefits are recorded when paid.

Risk and Uncertainties
The Plan has underlying investments that are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

3.	Investments

The Plan’s investments are held by the Trustee. The following table summarizes Plan investments individually representing 5% or more of the Plan’s net assets at one or both year end:

	2005	2004
Federated Capital Preservation Fund	$8,040,639	$-
BB&T Intermediate U.S. Government Bond Fund	1,526,251	1,704,413
Vanguard 500 Index Fund	1,493,426	1,020,585
AIM Constellation Fund	1,421,834	1,540,973
Royce Total Return Fund	1,294,478	1,140,867
Oakmark Equity & Income Fund	1,085,475	-
BB&T U.S. Treasury Money Market Fund	-	8,859,363
AIM Balanced Fund	-	1,027,759
Krispy Kreme Doughnuts, Inc. Common Stock	540,269	1,882,145

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Mutual funds	$71,906	$607,530
Krispy Kreme Doughnuts, Inc. Common Stock	(882,608)	(2,522,502)
Total net depreciation in fair value of investments	$(810,702)	$(1,914,972)

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

4.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for management services totaled $62,153 and $61,536 for the years ended December 31, 2005 and 2004, respectively.

The Employer Stock Fund allows employees to invest in Krispy Kreme Doughnuts, Inc. common stock. These transactions qualify as party-in-interest transactions. The Plan held 94,124 and 149,377 shares of Krispy Kreme Doughnuts, Inc. common stock at December 31, 2005 and 2004, respectively. The stock price was and $5.74 and $12.60 at December 31, 2005 and 2004, respectively. During the Plan year ended December 31, 2005, 3,000 shares and 58,253 shares of Krispy Kreme Doughnuts, Inc. common stock were purchased and sold by the Plan, respectively. Effective April 15, 2005, the Company appointed U.S. Trust, N.A. as investment manager for the Employer Stock Fund.

5.	Tax Status of the Plan

The IRS has determined and informed the Company by a letter dated May 20, 1996 that the Plan and related trust were designed in accordance with the applicable sections of the IRC. The Plan has been amended since the date of the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Plan is also subject to rules and regulations promulgated by the Department of Labor (“DOL”) and the IRS. Failure to comply with the provisions of ERISA or the rules and regulations of the DOL and IRS could result in penalties to the Plan and for its sponsor. This report has not been filed with the IRS in a timely manner as required by the DOL and IRS regulations. Also, see Note 6 for recent information regarding the plan sponsor.

6.	Settlement of Litigation

On March 16, 2005, the Company was served with a purported class action lawsuit filed in the United States District Court for the Middle District of North Carolina that asserted claims for breach of fiduciary duty under ERISA against the Company and certain of its current and former officers and employees. Plaintiffs purported to represent a class of persons who were participants in or beneficiaries of the Plan or the Company’s Profit Sharing Stock Ownership Plan (the “KSOP”) between January 1, 2003 and the date of filing and whose accounts included investments in the Company’s common stock. Plaintiffs contended that defendants failed to manage prudently and loyally the assets of the plans by continuing to offer the Company’s common stock as an investment option and to hold large percentages of the plans’ assets in the Company’s common stock; failed to provide complete and accurate information about the risks of the Company’s common stock; failed to monitor the performance of fiduciary appointees; and breached duties and responsibilities as co-fiduciaries. On May 15, 2006, the Company announced that a proposed settlement had been reached with respect to this matter and the United States District Court entered a final order approving the settlement on January 10, 2007.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

The Company and the individual defendants deny any and all wrongdoing and paid no money in the settlement. The settlement included a one-time cash payment made to the settlement class by the Company’s insurer in the amount of $4,750,000. Such amount, after reduction for expenses provided for in the settlement agreement, will be paid to the Plan for allocation to members of the settlement class in the manner set forth in the settlement agreement. The settlement also provides for the merger of the KSOP with and into the Plan, which occurred on June 1, 2007.

Supplemental Schedule

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Shares	Cost	value
Federated Capital Preservation Fund	Mutual fund	804,064	**	$8,040,639
BB&T Intermediate U.S. Government Bond Fund *	Mutual fund	153,392	**	1,526,251
Vanguard 500 Index Fund	Mutual fund	12,995	**	1,493,426
AIM Constellation Fund	Mutual fund	57,401	**	1,421,834
Royce Total Return Fund	Mutual fund	102,736	**	1,294,478
Oakmark Equity and Income Fund	Mutual fund	43,454	**	1,085,475
Oppenheimer Main Street Small Cap Fund	Mutual fund	47,312	**	976,044
Fidelity Advisor Mid Cap Fund	Mutual fund	35,611	**	864,286
BB&T Mid Cap Value Fund *	Mutual fund	56,688	**	696,133
Krispy Kreme Doughnuts, Inc.*	Common stock	456,781	**	540,269
MFS Value Fund	Mutual fund	21,306	**	493,226
AIM International Growth Fund	Mutual fund	20,885	**	490,379
American Growth Fund of America	Mutual fund	11,115	**	340,994
T. Rowe Price Mid Cap Value Fund	Mutual fund	11,753	**	274,792
MFS Total Return Fund	Mutual fund	16,989	**	261,121
Vanguard Intermediate Term Treasury Fund	Mutual fund	17,847	**	195,067
Participant loans	Participant loans due January 2006 -
	December 2010 (4.00% - 9.50%)			1,468,338
				$21,462,752

*    Party in interest.
** Cost has been omitted as investment is participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Krispy Kreme Doughnut Corporation
Retirement Savings Plan

Date: June 20, 2007	/s/ Douglas R. Muir
Douglas R. Muir
Member of the Retirement Savings
Plan Committee